June 13, 2022

VIA EDGAR AND ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Timothy S. Levenberg

Re:	IperionX Limited Registration Statement on Form 20-F (File No. 001-41338)

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, the registrant IperionX Limited (the “Company”), respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement (the “Registration Statement”), so as to become effective at 12:00 p.m. Eastern time on Wednesday, June 15, 2022 or as soon as possible thereafter.

The Company has been informed by the Nasdaq Capital Market (“Nasdaq”) that Nasdaq will certify to the Commission that the Company has been approved by Nasdaq for listing and registration.

We understand that The Bank of New York Mellon, as Depositary for securities against which American Depositary Shares are to be issued, has requested that Form F-6 Registration Statement of the Company (File No. 333-265172) be declared effective simultaneously with the Form 20-F, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we concur with that request.

Please do not hesitate to contact Eric Scarazzo of Gibson, Dunn & Crutcher LLP at (212) 351-2389 with any questions or comments with respect to this letter.

Very truly yours,

By:	/s/ Anastasios Arima
Anastasios Arima
Chief Executive Officer and Managing Director